August 22, 2002

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cytomedix, Inc. and, under the date of February 9, 2001, we reported on the financial statements of Cytomedix, Inc. as of and for the year ended December 31, 2000. On August 21, 2002 our appointment as principal accountants was terminated. We have read Cytomedix, Inc.'s statements included under Item 4 of its Form 8-K dated August 23, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with Cytomedix, Inc.'s statement that the dismissal of KPMG LLP was approved by the board of directors.

Very truly yours,

/s/ KPMG LLP